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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Berger Holdings, Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

084037407

(CUSIP Number)

Jason M. Shargel, Esq.
Wolf, Block, Schorr and Solis-Cohen
1650 Arch Street, 22nd Floor
Philadelphia, Pennsylvania  19103, (215) 977-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This Schedule 13D is being filed jointly by the Reporting Persons named herein pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to fulfill the filing obligation of a group that may be deemed to have been formed by the Reporting Persons as contemplated by Rule 13d-5(b) under the Exchange Act as a result of the execution by the Reporting Persons of a Tender and Option Agreement dated October 10, 2003 described herein.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.  This Schedule 13D constitutes: (i) Amendment No. 3 to the Schedule 13D filed by Joseph F. Weiderman; (ii) Amendment No. 4 to the Schedule 13D filed by Theodore A. Schwartz; (iii) Amendment No. 1 to the Schedule 13D filed by Jon M. Kraut, D.M.D., the Irving Kraut Family Trust and the Irving Kraut Q-TIP Trust; (iv) the initial Schedule 13D filed by John P. Kirwin, III, Jacob I. Haft, M.D., Larry Falcon and Jay D. Seid; (v) an amendment to the Schedule 13G filed by Paul L. Spiese, III; and (vi) an amendment to the Schedule 13G filed by Francis E. Wellock, Jr.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084037407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph F. Weiderman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 502,280 (1)

	8.	Shared Voting Power 1,448

	9.	Sole Dispositive Power 502,280 (1)

	10.	Shared Dispositive Power 1,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 503,728 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (2)

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 347,500 shares of the Company’s Common Stock.

(2) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Theodore A. Schwartz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 607,545 (1)

	8.	Shared Voting Power 7,500 (2)

	9.	Sole Dispositive Power 607,545 (1)

	10.	Shared Dispositive Power 7,500 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,045 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (3)

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 375,000 shares of the Company’s Common Stock.

(2) Includes 6,000 shares of the Company's Common Stock owned solely by Mr. Schwartz's wife, over which he has no voting or dispositive power.  Mr. Schwartz disclaims beneficial ownership of the shares of the Company's Common Stock owned solely by his wife.

(3) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul L. Spiese, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 552,883 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 552,883 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,883 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (2)

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 405,000 shares of the Company’s Common Stock.

(2) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Kraut, D.M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 124,500 (1)

	8.	Shared Voting Power 364,931 (2)

	9.	Sole Dispositive Power 124,500 (1)

	10.	Shared Dispositive Power 364,931 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 489,431 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (3)

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 25,000 shares of the Company’s Common Stock.

(2) Includes 200,000 shares of the Company's Common Stock owned by the Irving Kraut Family Trust and 59,931 shares of the Company's Common Stock and options to purchase 105,000 shares of the Company's Common Stock owned by the Irving Kraut Q-TIP Trust.  Dr. Kraut, his brother, Dr. Bruce Kraut and Richard J. Cohen are co-trustees of each of the Irving Kraut Family Trust and the Irving Kraut Q-TIP Trust (collectively, the "Trusts") and share voting and dispositive power over all shares of the Company's Common Stock owned by the Trusts.  Dr. Kraut disclaims beneficial ownership of the shares of the Company's Common Stock owned by the Trusts.

(3) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Irving Kraut Family Trust 52-7168426

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 200,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (1)

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) OO

(1) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Irving Kraut Q-TIP Trust 52-7168427

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 164,931 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 164,931 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,931 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (2)

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes options to purchase 105,000 shares of the Company’s Common Stock.

(2) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Francis E. Wellock, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 350,000 (1)

	8.	Shared Voting Power 46,000 (2)

	9.	Sole Dispositive Power 350,000 (1)

	10.	Shared Dispositive Power 46,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (3)

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 334,000 shares of the Company’s Common Stock.

(2) Includes options to purchase 17,500 shares of the Company's Common Stock held in trust for the benefit of Mr. Wellock's minor son, over which he shares voting and dispositive power with his spouse as co-trustees.  Includes 11,000 shares of the Company's Common Stock and options to purchase 17,500 shares of the Company's Common Stock owned solely by Mr. Wellock's wife, over which he has no voting or dispositive power.  Mr. Wellock disclaims beneficial ownership of the shares and options to purchase shares of the Company's Common Stock owned solely by his wife.

(3) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John P. Kirwin, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,300 (1)

	8.	Shared Voting Power 283,000 (2)

	9.	Sole Dispositive Power 73,300 (1)

	10.	Shared Dispositive Power 283,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,300 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (3)

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 65,000 shares of the Company's Common Stock and 8,300 shares of the Company's Common Stock held by Prudential Securities in an individual retirement account for Mr. Kirwin.

(2) Includes: (i) 33,000 shares of the Company's Common Stock held by Argosy Capital Group, L.P., of which Mr. Kirwin is Vice President of its general partner, Argosy Capital Group, LLC; and (ii) 250,000 shares of the Company's Common Stock held by Argosy Investment Partners, L.P., whose general partner is Argosy Associates, L.P., of which Mr. Kirwin is an officer of its general partner, Argosy Associates, Inc. Mr. Kirwin disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(3) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jacob I. Haft, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 255,366 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 255,366 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,366 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (2)

13.	Percent of Class Represented by Amount in Row (11) 4.7%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 130,000 shares of the Company’s Common Stock.

(2) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Larry Falcon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 152,791 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 152,791 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,791 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (2)

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 115,000 shares of the Company’s Common Stock.

(2) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jay D. Seid

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,500 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 109,500 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/ (2)

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes options to purchase 65,000 shares of the Company’s Common Stock.  Also includes 23,000 shares of the Company's Common Stock held in trust for the benefit of a relative of Mr. Seid, over which Mr. Seid has power of attorney.

(2) The group that may be deemed to have been formed by the Reporting Persons as a result of entering into the Tender and Option Agreement described herein may be deemed to beneficially own all of the securities owned by all of the Reporting Persons.  Each Reporting Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.

Item 2.	Identity and Background
This Schedule 13D is being filed by :

(i) Joseph F. Weiderman (“Weiderman”).  Weiderman is a citizen of the United States.  Weiderman's principal occupation is President and Chief Executive Officer of the Company.  The Company's principal business is manufacturing of roof drainage systems, residential and commercial snow guards and specialty metal architectural products related to roofing.  The address of Weiderman is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053;

(ii) Theodore A. Schwartz (“Schwartz”).  Schwartz is a citizen of the United States.  Schwartz’s principal occupation is Chairman of the Board or Directors of the Company.  The Company’s principal business is manufacturing of roof drainage systems, residential and commercial snow guards and specialty metal architectural products related to roofing.  The address of Schwartz is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053;

(iii) Paul L. Spiese, III (“Spiese”).  Spiese is a citizen of the United States.  Spiese’s principal occupation is Executive Vice President of the Company.  The Company’s principal business is manufacturing of roof drainage systems, residential and commercial snow guards and specialty metal architectural products related to roofing.  The address of Spiese is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053;

(iv) Jon M. Kraut, D.M.D. (“Kraut”).  Kraut is a citizen of the United States.  Kraut’s principal occupation is self-employed orthodontist.  The address of Kraut is The Atrium, Suite #12, Newtown-Yardley Road and Terry Drive, Newtown, Pennsylvania 18940;

(v) The Irving Kraut Family Trust (the “Family Trust”).  The Family Trust is an entity existing under the laws of New Jersey.  The address of the Family Trust is 740 River Road, Trenton, New Jersey 08628;

(vi) The Irving Kraut Q-TIP Trust (the “Q-TIP Trust”). The Q-TIP Trust is an entity existing under the laws of New Jersey. The address of the Q-TIP Trust is 740 River Road, Trenton, New Jersey 08628;

(vii) Francis E. Wellock, Jr. (“Wellock”).  Wellock is a citizen of the United States.  Wellock’s principal occupation is Executive Vice President of the Company.  The Company’s principal business is manufacturing of roof drainage systems, residential and commercial snow guards and specialty metal architectural products related to roofing.  The address of Wellock is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053;

(viii) John P. Kirwin, III (“Kirwin”).  Kirwin is a citizen of the United States.  Kirwin’s principal occupation is principal of Argosy Partners.  Argosy Partners’ principal business is management of private investment funds.  The address of Kirwin is 950 West Valley Road, Suite 2900, Wayne Pennsylvania 19087;

(ix) Jacob I. Haft, M.D. (“Haft”).  Haft is a citizen of the United States.  Haft’s principal occupation is Clinical Professor of Medicine at the New Jersey College of Medicine and Dentistry and Professor of Medicine at the Seton Hall University Post Graduate School of Medicine.  The address of Haft is c/o the Company, 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053;

(x) Larry Falcon (“Falcon”).  Falcon is a citizen of the United States.  Falcon’s principal occupation is President of the Residential Division of The Kaplan Companies.  The principal business of The Kaplan Companies is real estate developer.  The address of Falcon is c/o the Company, 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053; and

(xi) Jay D. Seid (“Seid”).  Seid is a citizen of the United States.  Seid’s principal occupation is Managing Director of Bachow & Associates, Inc.  Bachow & Associates, Inc.’s principal business is private equity investments.  The address of Seid is c/o the Company, 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.

Weiderman, Schwartz, Spiese, Kraut, the Family Trust, the Q-TIP Trust, Wellock, Kirwin, Haft, Falcon and Seid are collectively referred to herein as the “Reporting Persons.”
During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The group that may be deemed to have been formed by the Reporting Persons as a result of their entering into the Tender and Option Agreement may be deemed pursuant to Rule 13d-5(b)(1) to have acquired beneficial ownership of all of the securities of the Company owned by all of the Reporting Persons.  Any such acquisition did not involve any cash or other consideration.

Item 4.	Purpose of Transaction

As a result of entering into the Tender and Option Agreement described below, the Reporting Persons may be deemed to have agreed to act together for the purpose of disposing of equity securities of the Company as contemplated by Rule 13d-5(b) under the Exchange Act and, as a result, to have formed a group pursuant to Rule 13d-5(b).  Accordingly, this Schedule 13D is being filed in accordance with Rule 13d-1(k)(2) under the Exchange Act.  Each Reporting

Person disclaims membership in a group as a result of entering into the Tender and Option Agreement.

Pursuant to the Tender and Option Agreement (the “Tender and Option Agreement”), dated October 10, 2003, by and among the Company, Euramax International, Inc. (“Parent”), Amerimax Pennsylvania, Inc. (“Purchaser”) and the Reporting Persons, attached hereto as Exhibit 2, each Reporting Person agreed to validly tender (or cause the record owner of such shares to validly tender) and sell (and not withdraw) certain shares of Common Stock (the “Shares”) to Purchaser pursuant to and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (which Letter of Transmittal, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) as promptly as reasonably practicable and in any event prior to the tenth business day after commencement of the Offer.  With respect to each Reporting Person, the Tender and Option Agreement applies to all of the then outstanding Shares beneficially owned by such Reporting Person (including the Shares outstanding as of the date of the Tender and Option Agreement and set forth in the Tender and Option Agreement opposite such Shareholder’s name). In the event that, notwithstanding the provisions of the first sentence of this paragraph, during the term of the Tender and Option Agreement, any Shares beneficially owned by a Reporting Person are for any reason withdrawn from the Offer or are not purchased pursuant to the Offer, such Shares will remain subject to the terms of the Tender and Option Agreement. Each Reporting Person acknowledges that Purchaser’s obligation to accept for payment and pay for Shares tendered in the Offer is subject to all the terms and conditions of the Offer.

Each Reporting Person (a) agreed that at any annual, special, postponed or adjourned meeting of the shareholders of the Company it will cause the Shares such Reporting Person beneficially owns to be counted as present (or absent if requested by Parent or Purchaser) thereat for purposes of establishing a quorum in order to vote or consent and (b) constitute and appoint Parent and Purchaser, or any nominee thereof, with full power of substitution, during and for the term of the Tender and Option Agreement, as his, her or its true and lawful attorney and proxy for and in his, her or its name, place and stead, to vote all the Shares such Reporting Person beneficially owns at the time of such vote, at any annual, special, postponed or adjourned meeting of the shareholders of the Company (and this appointment will include the right to sign his or its name (as Reporting Person) to any consent, certificate or other document relating to the Company that laws of the Commonwealth of Pennsylvania may require or permit), in the case of both (a) and (b) above, (x) in favor of approval and adoption of the Agreement and Plan of Merger, dated as of October 10, 2003 (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”), by and among Parent, Purchaser and the Company and approval and adoption of the subsequent merger of Purchaser with and into the Company (the “Merger”) and the other transactions and (y) against (1) any Acquisition Proposal (as defined in the Merger Agreement), (2) any action or agreement that could reasonably be expected to result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement or the Tender and Option Agreement and (3) the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (iii) (A) any change in a majority of the persons who constitute the board of directors of the Company or any of its subsidiaries as of the date hereof; (B) any change in the present capitalization of the Company or any amendment of the Company’s or any of its subsidiaries’ articles or certificate of incorporation or bylaws, as amended to date; (C) any other material change in the Company’s or any of its subsidiaries’ corporate structure or business; or (D) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Offer, the Merger and the other transactions contemplated by the Tender and Option Agreement and the Merger Agreement.

Each Reporting Person also granted to Parent and Purchaser an irrevocable option (the “Purchase Option”) to purchase for cash, in a manner set forth below, any or all of the Shares (and including Shares acquired after the date of the Tender and Option Agreement by such Shareholder) beneficially owned by the Reporting Person at a price (the “Exercise Price”) per Share equal to $3.90 per Share.  In the event of any stock dividends, stock splits, recapitalizations, combinations, exchanges of shares or the like, the Exercise Price will be appropriately adjusted for the purpose of this paragraph.

In the event that (i) the Purchase Option has been exercised, in whole or in part with respect to any Reporting Person, (ii) the Merger is consummated and (iii) Parent and Purchaser have increased the price per share paid for the Shares in the Merger above the Exercise Price (it being understood that the payment of any amounts pursuant to the exercise of dissenters’ rights will not be considered for this purpose), Parent will pay to each Reporting Person from whom Parent or Purchaser purchased Purchase Option Shares, within two business days following the Effective Time of the Merger, by certified check or official bank check in immediately available funds or by wire transfer of immediately available funds, as such Reporting Person may direct, an amount equal to the excess of (A) the price per share paid for the Shares in the Merger over (B) the Exercise Price of the Shares, purchased by Parent or Purchaser from such Reporting Person upon exercise of the Purchase Option.

Subject to the terms of the Tender and Option Agreement, the Purchase Option may be exercised by Parent or Purchaser, in whole or in part, at any time or from time to time after the occurrence of any Trigger Event (as defined below).  The Company will notify Parent promptly in writing of the occurrence of any Trigger Event, it being understood that the giving of such notice by the Company or the Reporting Person is not a condition to the right of Parent or Purchaser to exercise the Purchase Option.  In the event Parent or Purchaser wishes to exercise the Purchase Option, Parent will deliver to each Reporting Person a written notice (an “Exercise Notice”) specifying the total number of Shares it wishes to purchase from such Reporting Person.  Each closing of a purchase of Shares will occur at a place, on a date and at a time designated by Parent or Purchaser in an Exercise Notice delivered at least five business days prior to the date of such closing.

A “Trigger Event” means any one of the following: (i) the Offer has expired but, due to the failure of the Reporting Person in breach of the Tender and Option Agreement to validly tender and not withdraw all of the then outstanding Shares beneficially owned by such Reporting Person, Purchaser has not accepted for payment or paid for any Shares pursuant to the Offer or

(ii) the Offer has expired and Parent or Purchaser has waived the Minimum Condition (as defined in the Merger Agreement) and accepted any Shares for purchase pursuant to the Offer.

If requested by Parent and Purchaser in the Exercise Notice and only if necessary and sufficient to achieve the Minimum Condition (together with other similarly placed Reporting Persons), such Reporting Person will exercise all Options (to the extent exercisable) and other rights (including conversion or exchange rights) beneficially owned by such Reporting Person and will sell the Shares acquired pursuant to such exercise to Parent or Purchaser as provided in the Tender and Option Agreement.

Pursuant to the Tender and Option Agreement, the Company agreed that immediately upon the purchase of any Shares by Purchaser or any of its affiliates pursuant to the Purchase Option, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to the increase in the size of such Company Board pursuant to this paragraph) and (ii) the percentage that the number of votes represented by Shares beneficially owned by Purchaser and its affiliates (including Shares so purchased pursuant to the Purchase Option) bears to the number of votes represented by Shares then outstanding.  In furtherance thereof, the Company covenants to Parent and Purchaser that it and the Company Board will, upon the request of Parent, use their best efforts promptly either to increase the size of the Company Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company Board, and, subject to applicable law, the Company will take all actions available to the Company to cause such designees of Parent to be so elected or appointed (including by calling a special meeting of its shareholders if so requested by Parent or Purchaser).  At such time, the Company will, if requested by Parent, subject to applicable law, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.  Such designees of Purchaser will be assigned to the classes of directors having the latest possible expiration dates for their terms of office at the time of such election.

The Purchase Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Merger Agreement; or (iii) the exercise in full of the Purchase Option and consummation of the closing with respect thereto.  Upon the giving by Parent or Purchaser to a Reporting Person of the Exercise Notice and the tender of the aggregate Exercise Price, Parent or Purchaser, as the case may be, subject to applicable law and the conditions of Tender and Option Agreement, will be deemed to be the holder of record of the Shares transferable upon such exercise, notwithstanding that the stock transfer books of the Company are then closed or that certificates representing such Shares have not been actually delivered to Parent.

Subject to its terms, the Tender and Option Agreement will terminate (a) upon the earlier to occur of (i) the termination of the Purchase Option pursuant to clause (i) of the preceding paragraph, (ii) 90 days after the final closing of the purchase of Shares pursuant to the Tender and Option Agreement, except for certain sections, which will only terminate, if at all, as and when provided therein, or (iii) the termination of the Merger Agreement or (b) by the mutual consent of each Shareholder as to its rights and obligations under the Tender and Option Agreement, the Company Board and the Board of Directors of Parent.

In order to induce Parent and Purchaser to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Weiderman and Schwartz, executive officers of the Company, agreed under the Tender and Option Agreement to, among other things, waive all rights they may have under the Change of Control Agreements, dated January 1, 2001, between the Company and each of Weiderman and Schwartz, or any other agreement they may have with the Company, except for miscellaneous benefits granted to or conferred upon either of them by the Company after the date of the Merger Agreement and prior to the Effective Time that will not exceed $25,000 in the aggregate for each individual.  Each of Weiderman and Schwartz agreed that from the date of acceptance of any Shares pursuant to the Offer or the purchase of any Shares pursuant to the Purchase Option and for five years thereafter, that they will not directly or indirectly, anywhere in the United States, engage in any business which is the same as, similar to, or in competition with the business of the Company and the Surviving Corporation or any of its subsidiaries.

Further, pursuant to the Tender and Option Agreement, specified shareholders (“Specified Shareholders”) of the Company agreed to make an aggregate of $253,695 in incentive payments to Parent in order to induce Parent to consummate the offer.  The Tender and Option Agreement provides that for tax and accounting purposes the incentive payments will be treated as a reduction in the cash payments the Specified Shareholders are to receive as payment for their Options pursuant to the Merger Agreement.  The aggregate payments that the Specified Shareholders will receive as payment for their Shares and Options pursuant to the Merger Agreement will be $8,677,716, less the incentive payments of $253,695, for aggregate net proceeds of $8,424,021.  If Parent or Purchaser fails to purchase any Shares validly tendered and not withdrawn in the Offer by a Specified Shareholder, in accordance with the terms of the Offer and applicable law, or if not so tendered, if Purchaser fails to consummate the Merger and the Merger Agreement shall terminate, Purchaser will be obligated to refund to any Specified Shareholder any such incentive payments that were actually made by such Specified Shareholder (except to the extent such incentive payment is paid in connection with the exercise of the Purchaser Option).

Except as described above, at the present time, none of the Reporting Persons has any specific plans or proposals that relate to or would result in any of the following:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or an any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

(i)            (a) Weiderman beneficially owns 503,728 shares of Common Stock, including options to purchase 347,500 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Weiderman, Weiderman beneficially owns 9.0% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Weiderman may be deemed the indirect beneficial owner of 2,27,316 shares of the Company’s Common Stock.  Weiderman disclaims beneficial ownership with respect to any of such shares.

(b) Weiderman has sole voting and dispositive power with respect to 502,280 shares of the Company’s Common Stock and shared voting and dispositive power with respect to 1,448 shares of the Company’s Common Stock registered to Weiderman as joint tenant with his wife, Helen E. Weiderman.  Helen E. Weiderman (“Mrs. Weiderman”) is a citizen of the United States.  Mrs. Weiderman is not currently employed.  The address of Mrs. Weiderman is c/o the Company, 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.

During the past five years, Mrs. Weiderman has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, Mrs. Weiderman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of. or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) During the sixty days prior to the date hereof, neither Weiderman nor Mrs. Weiderman have effected any transactions in the Company’s securities.

(d) No person, other than Weiderman, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 502,280 shares of the Company’s Common Stock beneficially owned by Weiderman over which Weiderman has sole voting and dispositive power.  Weiderman and Mrs. Weiderman share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 1,448 shares of the Company’s Common Stock owned by Weiderman and Mrs. Weiderman as joint tenants.

(e) Not applicable.

(ii)           (a) Schwartz beneficially owns 615,045 shares of Common Stock, including options to purchase 375,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Schwartz, Schwartz beneficially owns 10.9% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Schwartz may be deemed the indirect beneficial owner of 2,815,999 shares of the Company’s Common Stock.  Schwartz disclaims beneficial ownership with respect to any of such shares.

(b) Schwartz has sole voting and dispositive power with respect to 607,545 shares of the Company’s Common Stock and shared voting and dispositive power with respect to 1,500 shares of the Company’s Common Stock registered to Schwartz as joint tenant with his wife, Janice L. Bredt (“Ms. Bredt”).  Ms. Bredt is a citizen of the United States.  Ms. Bredt is not currently employed.  The address of Ms. Bredt is c/o the Company, 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.  Schwartz has no voting or dispositive power with respect to the 6,000 shares of the Company’s Common Stock owned solely by Ms. Bredt.  Schwartz disclaims beneficial ownership with respect to any of such shares.

During the past five years, Ms. Bredt has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, Ms. Bredt was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of. or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) During the sixty days prior to the date hereof, neither Schwartz nor Ms. Bredt have effected any transactions in the Company’s securities.

(d) No person, other than Schwartz, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 607,545 shares of the Company’s Common Stock beneficially owned by Schwartz over which Schwartz has sole voting and dispositive power.  Schwartz and Ms. Bredt share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 1,500 shares of the Company’s Common Stock owned by Schwartz and Ms. Bredt as joint tenants.  Schwartz has no right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 6,000 shares of the Company’s Common Stock owned solely by Ms. Bredt.

(e) Not applicable.

(iii)          (a) Spiese beneficially owns 552,883 shares of Common Stock, including options to purchase 405,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Spiese, Spiese beneficially owns 10.5% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Spiese may be deemed the indirect beneficial owner of 2,878,161 shares of the Company’s Common Stock.  Spiese disclaims beneficial ownership with respect to any of such shares.

(b) Spiese has sole voting and dispositive power with respect to 552,883 shares of the Company’s Common Stock.
(c) During the sixty days prior to the date hereof, Spiese has not effected any transactions in the Company’s securities.

(d) No person, other than Spiese, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 552,883 shares of the Company’s Common Stock beneficially owned by Spiese.

(e) Not applicable.

(iv)          (a) Kraut beneficially owns 489,431 shares of Common Stock, including options to purchase 130,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Kraut, Kraut beneficially owns 9.1% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Kraut may be deemed the indirect beneficial owner of 2,941,613 shares of the Company’s Common Stock.  Kraut disclaims beneficial ownership with respect to any of such shares.

(b) Kraut has sole voting and dispositive power with respect to 124,500 shares of the Company’s Common Stock and shared voting and dispositive power with respect to 200,000 shares of the Company’s Common Stock owned by the Family Trust and 59,931 shares of the Company’s Common Stock and options to purchase 105,000 shares of the Company’s Common Stock owned by the Q-TIP Trust.  Kraut, his brother, Dr. Bruce Kraut (“Bruce”) and Richard J. Cohen (“Richard”) are co-trustees of each of the Irving Kraut Family Trust and the Irving Kraut Q-TIP Trust and share voting and dispositive power over all shares of the Company’s Common

Stock owned by the Trusts. Kraut disclaims beneficial ownership of the shares of the Company’s Common Stock owned by the Trusts.

Bruce and Richard are each citizens of the United States.  Bruce is presently a practicing pediatric physician and is self-employed through his practice located at Pediatrics Associates, 2725 Southeast Maricamp Road, Ocala, FL 34471.  Richard is presently a practicing attorney.  He is a sole practitioner with a law practice located at 1864 Route 70 East, Cherry Hill, NJ 08003.  The principal business address of Bruce is c/o Pediatrics Associates, 2725 Southeast Maricamp Road, Ocala, FL 34471.  The principal business address of Richard is 1864 Route 70 East, Cherry Hill, NJ 08003.

During the past five years, neither Bruce nor Richard have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, neither Bruce nor Richard were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of. or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) During the sixty days prior to the date hereof, neither Kraut nor the Trusts have effected any transactions in the Company’s securities.

(d) No person, other than Kraut, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 124,500 shares of the Company’s Common Stock owned by Kraut over which Kraut has sole voting and dispositive power.  Kraut, Bruce and Richard, as co-trustees, share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 200,000 shares of the Company’s Common Stock beneficially owned by the Family Trust and the 164,531 shares of the Company’s Common Stock beneficially owned by the Q-TIP Trust.

(e) Not applicable.
(v) (a) The Family Trust beneficially owns 200,000 shares of Common Stock. The Family Trust beneficially owns 3.6% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, the Family Trust may be deemed the indirect beneficial owner of 3,231,044 shares of the Company’s Common Stock.  The Family Trust disclaims beneficial ownership with respect to any of such shares.

(b) The Family Trust has sole voting and dispositive power with respect to 200,000 shares of the Company’s Common Stock.
(c) During the sixty days prior to the date hereof, the Family Trust has not effected any transactions in the Company’s securities.

(d) No person, other than the Family Trust, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 200,000 shares of the Company’s Common Stock owned by the Family Trust over which the Family Trust has sole voting and dispositive power.

(e) Not applicable.

(vi)          (a) The Q-TIP Trust beneficially owns 164,931 shares of Common Stock, including options to purchase 105,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by the Q-TIP Trust, the Family Trust beneficially owns 3.6% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, the Q-TIP Trust may be deemed the indirect beneficial owner of 3,266,113 shares of the Company’s Common Stock.  The Q-TIP Trust disclaims beneficial ownership with respect to any of such shares.

(b) The Q-TIP Trust has sole voting and dispositive power with respect to 164,931 shares of the Company’s Common Stock.
(c) During the sixty days prior to the date hereof, the Q-TIP Trust has not effected any transactions in the Company’s securities.

(d) No person, other than the Q-TIP Trust, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 164,931 shares of the Company’s Common Stock owned by the Q-TIP Trust over which the Q-TIP Trust has sole voting and dispositive power.

(e) Not applicable.

(vii)         (a) Wellock beneficially owns 396,000 shares of Common Stock, including options to purchase 334,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Wellock, Wellock beneficially owns 7.0% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Wellock may be deemed the indirect beneficial owners of 3,035,044 shares of the Company’s Common Stock.  Wellock disclaims beneficial ownership with respect to any of such shares.

(b) Wellock has sole voting and dispositive power with respect to 350,000 shares of the Company’s Common Stock and shared voting and dispositive power with respect to options to purchase 17,500 shares of the Company’s Common Stock held in trust for the benefit of Wellock’s minor son, over which Wellock shares voting and dispositive power with his spouse, Carolyn Wellock (“Mrs. Wellock”), as co-trustees.  Mrs. Wellock is a citizen of the United States.  Mrs. Wellock is not currently employed.  The address of Mrs. Wellock is c/o the Company, 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.  Wellock has no voting or dispositive power with respect to 11,000 shares of the Company’s Common Stock and options to purchase 17,500 shares of the Company’s Common Stock owned solely by Mrs. Wellock. Wellock disclaims beneficial ownership with respect to any of such shares.
During the past five years, Mrs. Wellock has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, Mrs. Wellock was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of. or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) During the sixty days prior to the date hereof, neither Wellock nor Mrs. Wellock have effected any transactions in the Company’s securities.

(d) No person, other than Wellock, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the  shares of the Company’s Common Stock beneficially owned by Wellock over which Wellock has sole voting and dispositive power.  Wellock and Mrs. Wellock share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the options to purchase 17,500 shares of the Company’s Common Stock held in trust for the benefit of Wellock’s minor son.  Wellock has no right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 11,000 shares or options to purchase 17,500 shares of the Company’s Common Stock owned solely by Mrs. Wellock.

(e) Not applicable.

(viii)        (a) Kirwin beneficially owns 356,300 shares of Common Stock, including options to purchase 65,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Kirwin, Kirwin beneficially owns 6.7% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Kirwin may be deemed the indirect beneficial owner of 3,074,744 shares of the Company’s Common Stock.  Kirwin disclaims beneficial ownership with respect to any of such shares.

(b) Kirwin has (1) sole voting and dispositive power with respect to 73,300 shares of the Company’s Common Stock, (2) shared voting and dispositive power with respect to 33,000 shares of the Company’s Common Stock held by Argosy Capital Group, L.P., of which Kirwin is a Vice President of its general partner, Argosy Capital Group, LLC, and (3) 250,000 shares of the Company’s Common Stock held by Argosy Investment Partners, L.P., whose general partner is Argosy Associates, L.P., of which Kirwin is an officer of its general partner, Argosy Associates, Inc. Kirwin disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Argosy Investment Partners, L.P. is a Pennsylvania limited partnership (the “Partnership”). The Partnership is a small business investment company licensed by the United

States Small Business Administration. The principal business of the Partnership is to realize capital appreciation by investing in securities of qualified small business concerns.  The address of the principal business and principal office of the Partnership is 950 West Valley Road, Suite 2900, Wayne, Pennsylvania 19087.

Argosy Associates, L.P., a Pennsylvania limited partnership (the “Partnership General Partner”), is the general partner of the Partnership. The business of the Partnership General Partner is to act as general partner of Partnership. The address of the principal business and principal office of the Partnership General Partner is 950 West Valley Road, Suite 2900, Wayne, Pennsylvania 19087.

Argosy Capital Group, L.P. is a Pennsylvania limited partnership (“Capital”).  The principal business of Capital is to invest in companies with the expectation of capital appreciation.  The address of the principal business and principal office of Capital is 950 West Valley Road, Suite 2900, Wayne, Pennsylvania 19087.

Argosy Capital Group, LLC, a Pennsylvania limited liability Company (the “Capital General Partner”), is the general partner of Capital. The business of the Capital General Partner is to act as general partner of Capital. The address of the principal business and principal office of the Capital General Partner is 950 West Valley Road, Suite 2900, Wayne, Pennsylvania 19087.

During the past five years, none of Kirwin, the Partnership, the Partnership General Partner, Capital or the Capital General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of Kirwin, the Partnership, the Partnership General Partner, Capital or the Capital General Partner were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of. or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) During the sixty days prior to the date hereof, none of Kirwin, the Partnership, the Partnership General Partner, Capital or the Capital General Partner have effected any transactions in the Company’s securities.

(d) No person, other than Kirwin, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 73,300 shares of the Company’s Common Stock owned by Kirwin over which Kirwin has sole voting and dispositive power.  The Partnership General Partner, individually, does not have the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 33,000 shares of the Company’s Common Stock beneficially owned by the Partnership.  The Capital General Partner, individually, does not have the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 250,000 shares of the Company’s Common Stock beneficially owned by Capital.

(e) Not applicable.

(ix)           (a) Haft beneficially owns 255,366 shares of Common Stock, including options to purchase 130,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Haft, Haft beneficially owns 4.7% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Haft may be deemed the indirect beneficial owner of 3,175,678 shares of the Company’s Common Stock.  Haft disclaims beneficial ownership with respect to any of such shares.

(b) Haft has sole voting and dispositive power with respect to 255,366 shares of the Company’s Common Stock.
(c) During the sixty days prior to the date hereof, Haft has not effected any transactions in the Company’s securities.

(d) No person, other than Haft, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 255,366 shares of the Company’s Common Stock beneficially owned by Haft.

(e) Not applicable.

(x)            (a) Falcon beneficially owns 152,791 shares of Common Stock, including options to purchase 115,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Falcon, Falcon beneficially owns 2.8% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Falcon may be deemed the indirect beneficial owner of 3,278,253 shares of the Company’s Common Stock.  Falcon disclaims beneficial ownership with respect to any of such shares.

(b) Falcon has sole voting and dispositive power with respect to 152,791 shares of the Company’s Common Stock.
(c) During the sixty days prior to the date hereof, Falcon has not effected any transactions in the Company’s securities.

(d) No person, other than Falcon, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 152,791 shares of the Company’s Common Stock beneficially owned by Falcon.

(e) Not applicable.

(xi)           (a) Seid beneficially owns 109,500 shares of Common Stock, including options to purchase 65,000 shares of Common Stock.  Assuming the exercise and conversion of all derivative securities beneficially owned by Seid, Seid beneficially owns 2.1% of the Company’s Common Stock.

As more fully discussed in Item 4, pursuant to the Tender and Option Agreement described therein, Seid may be deemed the indirect beneficial owner of 3,321,544 shares of the Company’s Common Stock.  Seid disclaims beneficial ownership with respect to any of such shares.

(b) Seid has sole voting and dispositive power with respect to 109,500 shares of the Company’s Common Stock.
(c) During the sixty days prior to the date hereof, Seid has not effected any transactions in the Company’s securities.

(d) No person, other than Seid, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 109,500 shares of the Company’s Common Stock beneficially owned by Seid.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See response to Item 4.
A copy of the Tender and Option Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.
Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Joint Filing Agreement, dated November 13, 2003, by and among Weiderman, Schwartz, Spiese, Kraut, the Family Trust, the Q-Tip Trust, Wellock, Kirwin, Haft, Falcon and Seid.

Exhibit 2                 Tender and Option Agreement, dated October 10, 2003, by and among the Company, Parent, Purchaser and the persons listed on Schedule A attached thereto (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Parent and Purchaser on October 20, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2003	/s/ Joseph F. Weiderman
Joseph F. Weiderman

Dated: November 13, 2003	/s/ Theodore A. Schwartz
Theodore A. Schwartz

Dated: November 13, 2003	/s/ Paul L. Spiese, III
Paul L. Spiese, III

Dated: November 13, 2003	/s/ Jon M. Kraut, D.M.D
Jon M. Kraut, D.M.D.

Dated: November 13, 2003	IRVING KRAUT FAMILY TRUST

	By:	/s/ Jon M. Kraut
Jon M. Kraut, Co-Trustee

Dated: November 13, 2003	IRVING KRAUT Q-TIP TRUST

	By:	/s/ Jon M. Kraut
Jon M. Kraut, Co-Trustee

Dated: November 13, 2003	/s/ Francis E. Wellock, Jr
Francis E. Wellock, Jr.

Dated: November 13, 2003	/s/ John P. Kirwin, III
John P. Kirwin, III

Dated: November 13, 2003	/s/ Jacob I. Haft, M.D.
Jacob I. Haft, M.D.

Dated: November 13, 2003	/s/ Larry Falcon
Larry Falcon

Dated: November 13, 2003	/s/ Jay D. Seid
Jay D. Seid